Exhibit 99.1
RDA Microelectronics Announces Fourth Quarter and Full Year 2010 Financial Results
Fourth Quarter Revenues Up 74.4% Year-over-Year, Full Year Revenues Up 61.5% Year-over-Year
SHANGHAI, China, Feb. 22, 2011 — RDA Microelectronics, Inc. (NASDAQ: RDA), a fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal chips for cellular, broadcast and connectivity applications, today announced its financial results for the fourth quarter and full year ended December 31, 2010.
•	Revenue for the fourth quarter of 2010 was US$57.5 million, unchanged from US$57.5 million for the previous quarter, and an increase of 74.4% compared to US$33.0 million for the fourth quarter of 2009. For 2010, revenue was US$191.2 million, an increase of 61.5% compared to US$118.4 million for 2009.

•	Gross margin for the fourth quarter of 2010 was 32.4%, compared to 30.2% for the previous quarter, and 20.1% for the fourth quarter of 2009.

•	Adjusted (non-GAAP) net income, which excludes share-based compensation, was US$10.2 million for the fourth quarter of 2010, a 20.5% increase compared to US$8.5 million for the previous quarter, and a 703.4% increase compared to US$1.3 million for the fourth quarter of 2009. Adjusted (non-GAAP) net income for 2010 was US$27.5 million, an increase of 126.4% compared to US$12.1 million for 2009. Adjusted (non-GAAP) net income per diluted American Depository Share (ADS) for the fourth quarter of 2010 was US$0.24, compared to US$0.23 for the previous quarter and US$0.03 for the fourth quarter of 2009. Adjusted (non-GAAP) net income per ADS for 2010 was US$0.71, compared to US$0.34 for 2009. Please refer to the tables captioned “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

•	U.S. GAAP net income for the fourth quarter of 2010 was US$2.5 million, compared to US$8.3 million for the previous quarter and US$1.0 million for the fourth quarter of 2009. The decrease from the previous quarter was attributable to the immediate recognition of US$6.9 million in share-based compensation expenses related to November 2009 grants of Restricted Share Units

(RSUs) and January 2010 grants of RSUs and Restricted Shares (RS) following the completion of our Initial Public Offering (IPO) in November 2010. U.S. GAAP net income for 2010 was US$19.1 million, compared to US$11.3 million for 2009.

•	The RSU grants in November 2009 and January 2010 and RS grants in January 2010 carried a qualified IPO performance condition. The associated share-based compensation expenses were immediately recognized upon the completion of our IPO in November 2010.

•	U.S. GAAP net income per diluted ADS for the fourth quarter of 2010 was US$0.05, compared to US$0.17 for the previous quarter and US$0.01 for the fourth quarter of 2009. The decrease from the previous quarter was due to the immediate recognition of share based compensation and the preferred share accretion prior to our IPO. Please refer to the table captioned “Pro-Forma for Conversion of Preferred Shares” at the end of this press release. For EPS calculation, preferred share accretion has stopped upon the conversion to common shares on November 10, 2010. U.S. GAAP net income per diluted ADS for 2010 was US$0.33, compared to US$0.19 for 2009.
“We are very pleased with our financial results in the fourth quarter, which was our first quarter as a publicly traded company,” said Vincent Tai, chairman and CEO. “For the fourth quarter of 2010, we achieved 74.4% revenue growth year-over-year. Gross margin improved by more than two percentage points sequentially to 32.4%, due to significant cost reductions with the migration to advanced technologies and ramping volumes of new products that carry higher gross margins. During 2010, with enhanced products and customer support, we continued to expand the market share of our Bluetooth system-on-chip and ramped up innovative new products, such as our IPD Front End Module and Low Noise Block products.”
“Looking ahead, we will continue to leverage our RF and mixed-signal design expertise to expand our highly integrated and innovative product offerings and provide more competitive solutions to our customers. We are encouraged that Chinese handset manufacturers continue to do well in emerging markets, which will be favorable for RDA going forward.”
Fourth Quarter 2010 Business Highlights
•	Ramped up shipments of Integrated Passive Device (IPD) Front End Modules and Low Noise Block (LNB) products

•	Obtained TD-SCDMA transceiver order from China Mobile through one of our baseband partners

•	Shifted majority of Bluetooth volume to 110nm process technology

•	Sampled new 55nm Bluetooth system-on-chip on schedule

Fourth Quarter 2010 Financial Summary:
•	Revenue in the fourth quarter of 2010 was US$57.5 million, compared with US$57.5 million in the previous quarter and US$33.0 million in the fourth quarter of 2009. The year-over-year revenue growth was primarily driven by share gains of existing products, the growth of the export market addressed by our customers and the ramp of our new products.

•	Gross margin in the fourth quarter of 2010 was 32.4%, compared with 30.2% in the previous quarter and 20.1% in the fourth quarter of 2009. The expansion from the previous quarter was primarily driven by cost reductions from process technology migration and a favorable product mix.

•	R&D expenses in the fourth quarter of 2010 were US$11.2 million, compared with US$6.3 million in the previous quarter and US$3.9 million in the fourth quarter of 2009. The increase was primarily due to US$4.1 million in share-based compensation recognized immediately upon the completion of our IPO in November 2010. Adjusted (non-GAAP) R&D expenses, which exclude share-based compensation, for the fourth quarter of 2010 increased by 7.7% from the previous quarter and by 75.8% year-over-year. The year-over-year increase in adjusted (non-GAAP) R&D expense was primarily due to our investment in new product development and the acquisition of intellectual property.

•	SG&A expenses in the fourth quarter of 2010 were US$5.0 million, compared with US$1.9 million in the previous quarter and US$1.5 million in the fourth quarter of 2009. The increase was primarily due to US$2.8 million in share-based compensation recognized immediately upon the completion of our IPO in November 2010. Adjusted (non-GAAP) SG&A expense, which excludes share-based compensation, for the fourth quarter of 2010 increased by 1.3% from the previous quarter and by 28.5% year-over-year. The year-over-year increase in adjusted (non-GAAP) SG&A expense was mainly due to investments to expand our sales network and field engineering support.
Please refer to the tables captioned “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.
Selected Balance Sheet and Cash Flow Items:
•	As of December 31, 2010, cash and cash equivalents and short-term investments (time deposits with original maturity dates longer than three months and less than one year) were US$106.1 million, compared to US$34.1 million as of September 30, 2010 and US$26.0 million as of December 31, 2009. The increase between September 30, 2010 and December 31, 2010, primarily resulted from the IPO proceeds. In the fourth quarter of 2010, we generated US$3.4 million cash from operations, an increase of 233.6% compared to US$1.0 million in the third quarter of 2010.

•	As of December 31, 2010, accounts receivable was US$22.7 million, compared to US$18.5 million as of September 30, 2010, and US$4.6 million as of December 31, 2009. The increase from September 30, 2010 was primarily related to distributors choosing to take full 30-day credit terms.

•	As of December 31, 2010, inventory was US$35.5 million, compared to US$28.4 million as of September 30, 2010, and US$25.4 million as of December 31, 2009. The increase from September 30, 2010 was primarily due to higher inventory build levels in anticipation of higher demand.

•	As of December 31, 2010, accounts payable was US$20.5 million, compared to US$17.8 million as of September 30, 2010, and US$20.2 million as of December 31, 2009. The decrease from December 31, 2009 was primarily due to prompt payment to suppliers.
First Quarter 2011 Business Outlook:
For the first quarter of 2011, we expect revenues to be in the range of $52 - $54 million, reflecting historical seasonal patterns during the first quarter of each year due to the Chinese New Year holiday and the resulting shortened sales period, as well as a modest component supply constraint related to our IPD Front End Module product. This constraint has already been resolved and we do not expect it to impact shipments beyond the first quarter of 2011. We expect gross margins to be in the range of 32.0% - 33.0%, as we continue to benefit from the migration to advanced process technologies. This outlook reflects our current and preliminary view and may be subject to change. Please see “Forward-Looking Statements” at the end of this press release.
Conference Call:
RDA Microelectronics management will host a conference call at 8:00 a.m. (Eastern)/5:00 a.m. (Pacific) on Tuesday, February 22, 2011, which is 9:00 p.m. (China/Hong Kong) on Tuesday, February 22, 2011, to discuss our financial results and recent business activities.
•	Parties in the United States and Canada can access the conference call at 1-877-941-2321, conference code 4407231.

•	Parties in Hong Kong can access the conference call at 852-3009-5027, conference code 4407231.

•	Other international parties can access the call at 1-480-629-9714, conference code 4407231.

RDA Microelectronics will offer a live webcast of the conference call, which will also include forward-looking information. The webcast will be accessible from the “Investors” section of the company’s website at www.rdamicro.com. The webcast will be archived for a period of 30 days. An audio replay of the conference call will also be available two hours after the call and will run for ten days. To hear the replay, parties in the United States and Canada should call 1-800-406-7325 and enter pass code 4407231. International parties should call 1-303-590-3030 and enter pass code 4407231.
About RDA Microelectronics
RDA Microelectronics is a fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal semiconductors. Our product portfolio currently includes power amplifiers, transceivers and front-end modules, FM radio receivers, set-top box tuners, analog mobile television receivers, walkie-talkie transceivers, LNB satellite down converters, and Bluetooth system-on-chips. For additional information, please see our website at http://www.rdamicro.com.
Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions in China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the semiconductor industry; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which we believe to be reliable but whose accuracy or completeness we cannot guarantee. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures
To supplement our unaudited consolidated financial results presented in accordance with U.S. GAAP, we use adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, which are defined as non-GAAP financial measures by the SEC. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see below and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.
We believe that adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, viewed in conjunction with GAAP financial measures, provide meaningful supplemental information regarding our performance and that both management and investors benefit from referring to these non-GAAP financial measures in assessing our historical performance and when planning and forecasting our performance in future periods. We believe that excluding share-based compensation expenses helps both management and investors to get a better understanding of our ongoing business Adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense do not include all items that impact our operating expenses and net income for the period. In addition, our adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense may not be comparable to measures with the same or similar titles utilized by other companies, since other companies may not calculate such measures in the same manner as we do. We compensate for this and other limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.

RDA MICROELECTRONICS, INC.
Consolidated Balance Sheet Information

	December 31, 2009	September 30, 2010	December 31, 2010
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and
	per share data)
ASSETS
Current assets
Cash and cash equivalents	24,638	23,301	98,920
Short-term investments	1,318	10,776	7,142
Restricted cash	350	—	—
Accounts receivable	4,603	18,540	22,715
Inventories	25,403	28,425	35,494
Prepaid expenses and other current assets	1,330	1,314	1,580
Deferred tax assets	87	4	5

Total current assets	57,729	82,360	165,856

Non-current assets
Property, plant and equipment, Net	2,318	2,193	2,201
Other long term receivable	39	81	62
Deferred tax assets	185	229	127

Total assets	60,271	84,863	168,246

LIABILITIES
Current liabilities
Accounts payable	20,183	17,827	20,524
Accrued expenses and other current liabilities	7,689	10,152	12,935
Deferred revenue	5,419	7,830	6,722

Total current liabilities	33,291	35,809	40,181

Total liabilities	33,291	35,809	40,181

CONVERTIBLE REDEEMABLE PREFERRED SHARES
Series A Preferred Share	12,880	12,880	—
Series B Preferred Share	6,281	6,281	—
Series C Preferred Share	11,157	11,157	—

SHAREHOLDERS’ EQUITY/(DEFICIT)
Ordinary shares	503	523	2,615
Additional paid-in capital	5,090	9,944	113,359
Recourse loans	(1,667)	(1,225)	—
Accumulated other comprehensive income	472	606	695
Retained earnings/(Accumulated deficit)	(7,736)	8,888	11,396

Total shareholders’ equity/(deficit)	(3,338)	18,736	128,065

Total liabilities, convertible redeemable preferred shares and shareholders’ equity/(deficit)	60,271	84,863	168,246

RDA MICROELECTRONICS, INC.
Consolidated Statement of Operations Information

	Quarter Ended			Year Ended
	December 31, 2009	September 30, 2010	December 31, 2010	December 31, 2009	December 31, 2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	32,953	57,494	57,478	118,373	191,163
Cost of revenue	(26,321)	(40,123)	(38,849)	(87,410)	(134,258)
Gross profit	6,632	17,371	18,629	30,963	56,905

Operating expenses:
Research and development	(3,940)	(6,331)	(11,225)	(14,475)	(25,815)
Selling, general and administrative	(1,542)	(1,921)	(5,004)	(4,649)	(9,939)

Total operating expenses	(5,482)	(8,252)	(16,229)	(19,124)	(35,754)

Operating income	1,150	9,119	2,400	11,839	21,151
Other income(expense):
Interest income	25	63	75	57	209
Other income (expense), net	(35)	42	295	(213)	280

Income before income tax expense	1,140	9,224	2,770	11,683	21,640
Income tax expense	(110)	(973)	(262)	(377)	(2,508)

Net income	1,030	8,251	2,508	11,306	19,132

Earnings per ordinary share
- Basic	0.00	0.04	0.01	0.05	0.06
- Diluted	0.00	0.03	0.01	0.03	0.05

Earnings per ADS
- Basic	0.02	0.22	0.05	0.28	0.39
- Diluted	0.01	0.17	0.05	0.19	0.33

Weighted average ordinary shares outstanding
- Basic	42,341,769	52,284,221	171,018,736	38,671,413	82,221,102
- Diluted	63,828,923	67,009,129	187,700,084	58,901,016	97,358,770

Share-based compensation was allocated in operating expenses as follows:
Research and development	149	143	4,561	532	4,990
Selling, general and administrative	92	81	3,140	310	3,385

RDA MICROELECTRONICS, INC.
Reconciliation of GAAP and Non-GAAP Results
(amounts in thousands of USD, except number of shares and per share data)

	Quarter Ended December 31, 2010
	GAAP	Share-based	Non-GAAP
	Results	Compensation	Results
Research and development	11,225	4,561	6,664
Selling, general and administrative	5,004	3,140	1,864

Total operating expenses	16,229	7,701	8,528
Operating income	2,400	7,701	10,101
Net income	2,508	7,701	10,209

Diluted earnings per ordinary share	0.01	0.03	0.04
Diluted earnings per ADS	0.06	0.18	0.24

Weighted average ordinary shares outstanding-Diluted	256,234,711	256,234,711	256,234,711

	Quarter Ended September 30, 2010
	GAAP	Share-based	Non-GAAP
	Results	Compensation	Results
Research and development	6,331	143	6,188
Selling, general and administrative	1,921	81	1,840

Total operating expenses	8,252	224	8,028
Operating income	9,119	224	9,343
Net income	8,251	224	8,475

Diluted earnings per ordinary share	0.04	0.00	0.04
Diluted earnings per ADS	0.22	0.01	0.23

Weighted average ordinary shares outstanding-Diluted	224,638,771	224,638,771	224,638,771

	Quarter Ended December 31, 2009
	GAAP	Share-based	Non-GAAP
	Results	Compensation	Results
Research and development	3,940	149	3,791
Selling, general and administrative	1,542	92	1,450

Total operating expenses	5,482	241	5,241
Operating income	1,150	241	1,391
Net income	1,030	241	1,271

Diluted earnings per ordinary share	0.00	0.00	0.01
Diluted earnings per ADS	0.03	0.01	0.03

Weighted average ordinary shares outstanding-Diluted	221,458,565	221,458,565	221,458,565

	Year Ended December 31, 2010
	GAAP	Share-based	Non-GAAP
	Results	Compensation	Results
Research and development	25,815	4,990	20,825
Selling, general and administrative	9,939	3,385	6,554

Total operating expenses	35,754	8,375	27,379
Operating income	21,151	8,375	29,526
Net income	19,132	8,375	27,507

Diluted earnings per ordinary share	0.08	0.04	0.12
Diluted earnings per ADS	0.49	0.22	0.71

Weighted average ordinary shares outstanding-Diluted	232,219,685	232,219,685	232,219,685

	Year Ended December 31, 2009
	GAAP	Share-based	Non-GAAP
	Results	Compensation	Results
Research and development	14,475	532	13,943
Selling, general and administrative	4,649	310	4,339

Total operating expenses	19,124	842	18,282
Operating income	11,839	842	12,681
Net income	11,306	842	12,148

Diluted earnings per ordinary share	0.05	0.00	0.06
Diluted earnings per ADS	0.31	0.02	0.34

Weighted average ordinary shares outstanding-Diluted	216,530,658	216,530,658	216,530,658

RDA MICROELECTRONICS, INC.
Pro-Forma for Conversion of Preferred Shares (Unaudited)
(amounts in thousands of USD, except number of shares and per share data)

	Quarter Ended			Year Ended
Numerator:	December 31, 2009	September 30, 2010	December 31, 2010	December 31, 2009	December 31, 2010
Actual net income attributable to ordinary shareholders	147	1,929	1,541	1,827	5,290
Pro forma effect of the Preferred Shares	883	6,322	967	9,479	13,842
Numerator for pro forma basic and diluted calculation	1,030	8,251	2,508	11,306	19,132
Denominator:
Actual weighted average ordinary shares outstanding for basic calculation	42,341,769	52,284,221	171,018,736	38,671,413	82,221,102
Pro forma effect of the Preferred Shares	157,629,642	157,629,642	68,534,627	157,629,642	134,860,916
Denominator for pro forma basic calculation	199,971,411	209,913,863	239,553,363	196,301,055	217,082,018
Actual denominator for diluted calculation	63,828,923	67,009,129	187,700,084	58,901,016	97,358,770
Pro forma effect of the Preferred Shares	157,629,642	157,629,642	68,534,627	157,629,642	134,860,916
Denominator for pro forma diluted calculation	221,458,565	224,638,771	256,234,711	216,530,658	232,219,685
Pro-forma basic earnings per ordinary share	0.01	0.04	0.01	0.06	0.09
Pro-forma diluted earnings per ordinary share	0.00	0.04	0.01	0.05	0.08
Pro-forma basic earnings per ADS	0.03	0.24	0.06	0.35	0.53
Pro-forma diluted earnings per ADS	0.03	0.22	0.06	0.31	0.49

For investor and media inquiries, please contact:
Lily Dong, Chief Financial Officer
RDA Microelectronics, Inc.
+86-21-5027-1108
ir@rdamicro.com
or
Julie Cunningham
The Blueshirt Group
+1 415-217-2632
ir@rdamicro.com